RECEIVED

2004 NOV -5 P 4:18

OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

04045979

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

1st November, 2004

SUPPL

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Amalgamation of ITC Hotels Limited and Ansal Hotels Limited with ITC Limited

We write to advise that in terms of the Order of the High Court at Calcutta, a notice relating to convening of the General Meeting of the Ordinary Shareholders of the Company on 19th November, 2004 for considering and approving the Scheme of Amalgamation of ITC Hotels Limited and Ansal Hotels Limited with ITC Limited was published in the Kolkata editions of the following newspapers:

- 'The Statesman' and 'Sambad Pratidin' on 26th October, 2004, and
- 'The Economic Times' on 27th October, 2004.

Three copies each of the newspaper clippings of the same are enclosed.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above.

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

COMPANY NOTICES

Company Application No. 647 of 2004
In the High Court at Calcutta
Original Jurisdiction

In the Matter of:
The Companies Act, 1956
And
In the Matter of:
An application under Sections 391(1) and 393 of the said Act
And
In the Matter of:
ITC Limited, an existing Company within the meaning of the Companies Act, 1956, having its Registered Office at Virginia House, 37, Jawaharlal Nehru Road, Kolkata 700 071, within the aforesaid jurisdiction.
... Applicant

NOTICE CONVENING MEETING OF SHAREHOLDERS

NOTICE is hereby given that by an order dated the 29th day of September, 2004, the Hon'ble High Court at Calcutta has directed a meeting to be held of the Ordinary Shareholders of ITC Limited (hereinafter referred to as "the 'Applicant Company") for the purpose of considering and if thought fit, approving, with or without modification, the proposed Scheme of Amalgamation of ITC Hotels Limited and Ansal Hotels Limited with the Applicant Company.

In pursuance of the said order and as directed therein, further notice is hereby given that a meeting of the Ordinary Shareholders of the Applicant Company will be held at Science City, Main Auditorium, JBS Haldane Avenue, Kolkata 700 046 on Friday, the 19th day of November, 2004 at 10.30 a.m. when the said shareholders are requested to attend.

Copies of the said Scheme of Amalgamation and of the Statement under Section 393 of the Companies Act, 1956 can be had free of charge at the Investor Service Centre of the Applicant Company at 37, Jawaharlal Nehru Road, Kolkata 700 071 or at the office of its Advocates, Messrs. Khaitan & Co. at 1B, Old Post Office Street, Kolkata 700 001.

Person(s) entitled to attend and vote at the meeting, may vote in person or by proxy, provided that the proxies in the prescribed form duly signed by the person(s) are deposited at the Investor Service Centre of the Applicant Company at 37, Jawaharlal Nehru Road, Kolkata 700 071 not later than 48 hours before the meeting.

Forms of Proxy can be had at the Investor Service Centre of the Applicant Company or at the office of its Advocates mentioned above.

The Court has appointed The Hon'ble Justice G. N. Ray (Retd.) and failing him, The Hon'ble Justice Suhas Chandra Sen (Retd.) to be the Chairman of the said meeting of the Ordinary Shareholders of the Applicant Company.

The abovementioned Scheme of Amalgamation if approved at the aforesaid meeting, will be subject to the subsequent approvals of the Hon'ble High Court at Calcutta and the Hon'ble High Court of Delhi at New Delhi.

Dated this 7th day of October, 2004.

Sd/-
G. N. Ray
Chairman appointed for the Meeting

Drawn by:
For Khaitan & Co.,
Sd/-
(Aniket Agarwal)
Advocates for Applicant
1B, Old Post Office Street,
Kolkata 700 001
Settled by:
Sd/- 6-10-04
(Anjan Kumar Mitra)
Assistant Registrar
(Company)
High Court, O. S. Calcutta

B18867

ITC Limited
37 J. L. Nehru Road, KOLKATA-71

সংবাদ প্রতিদিন মঙ্গলবার, ২৬ অক্টোবর ২০০৪

কোং বিজ্ঞপ্তি

২০০৪ সালের ৬৪৭ নম্বর কোম্পানি
আবেদনপত্র
কলকাতাস্থ হাইকোর্টে
আদিম অধিক্ষেত্র

নিম্নোক্তের সম্পর্কে :
১৯৫৬ সালের কোম্পানিজ অ্যাক্ট।

- এবং -

নিম্নোক্তের সম্পর্কে :
উক্ত আইনের ৩৯১ (১) ও ৩৯৩ ধারার আবেদনপত্র।

এবং

নিম্নোক্তদের সম্পর্কে :
ভার্জিনিয়া হাউস, ৩৭, জওহরলাল নেহরু রোড, কোলকাতা-৭০০০৭১ ঠিকানায় স্বীয় রেজিস্টার্ড অফিসসম্পন্ন এবং ১৯৫৬ সালের কোম্পানিজ অ্যাক্টের অর্থাধীনের মধ্যে বিদ্যমান একটি কোম্পানি আইটিসি লিমিটেড।

...আবেদনকারী

শেয়ার হোল্ডারদের সভা আহ্বানের বিজ্ঞপ্তি

এতদ্বারা বিজ্ঞপ্তি দেওয়া যাচ্ছে যে, ২৯শে সেপ্টেম্বর, ২০০৪ তারিখাঙ্কিত এক আদেশবলে কলকাতাস্থ মহামান্য হাইকোর্ট অত্র আবেদনকারী কোম্পানির সঙ্গে আই টি সি হোটেলস লিমিটেড এবং আনসাল (Ansal) হোটেলস লিমিটেডের সংযুক্তিকরণের প্রস্তাবিত প্রকল্পটি বিবেচনা করা এবং উপযুক্ত মনে হলে সংশোধন সহ অথবা ছাড়াই অনুমোদন করার উদ্দেশ্যে আই টি সি লিমিটেডের (অত্র পরবর্তী ক্ষেত্রে 'আবেদনকারী কোম্পানিটি' হিসাবে বর্ণিত) সাধারণ শেয়ারহোল্ডারদের একটি সভার আয়োজন করার নির্দেশদান করেছেন।

উক্ত আদেশ অনুসারে এবং তৎক্ষেত্রে নির্দেশিত মতে এতদ্বারা পুনরায় বিজ্ঞপ্তি দেওয়া যাচ্ছে যে, আবেদনকারী কোম্পানির সাধারণ শেয়ারহোল্ডারদের একটি সভা শুক্রবার, ১৯শে নভেম্বর, ২০০৪ তারিখের বেলা ১০.৩০টায় সায়েন্স সিটি, মেন অডিটোরিয়াম, জে বি এস হ্যালডেন এভিনিউ, কোলকাতা-৭০০০৪৬ ঠিকানায় অনুষ্ঠিত হবে। উক্ত সময়ে উপরিউক্ত শেয়ারহোল্ডারদের উপস্থিত থাকতে অনুরোধ করা হচ্ছে।

সংযুক্তিকরণের উক্ত প্রকল্পের এবং ১৯৫৬ সালের কোম্পানিজ অ্যাক্টের ৩৯৩ ধারার অধীনে বিবৃতির প্রতিলিপিগুলি উক্ত আবেদনকারী কোম্পানির ৩৭, জওহরলাল নেহরু রোড, কোলকাতা-৭০০০৭১ ঠিকানাস্থিত ইনভেস্টর সার্ভিস সেন্টার অথবা ১বি, ওল্ড পোস্ট অফিস স্ট্রিট, কোলকাতা-৭০০০০১ ঠিকানায় তাঁদের অ্যাডভোকেট মেসার্স খৈতান অ্যান্ড কোং-এর অফিস থেকে বিনামূল্যে পাওয়া যাবে।

সংশ্লিষ্ট সভায় যোগদান করার ও ভোট দেবার অধিকারী ব্যক্তি (গণ) স্বয়ং এসে অথবা প্রক্সির মাধ্যমে ভোট দিতে পারেন। সেক্ষেত্রে শর্ত থাকছে যে ব্যক্তির (দের) যথাযথভাবে সই করা নির্ধারিত ফর্মে প্রক্সিগুলি সংশ্লিষ্ট সভার অন্তত ৪৮ ঘণ্টা আগে সংশ্লিষ্ট আবেদনকারী কোম্পানির ৩৭, জওহরলাল নেহরু রোড, কোলকাতা-৭০০০৭১ ঠিকানায় ইনভেস্টর সার্ভিস সেন্টারে জমা দিতে হবে।

আবেদনকারী কোম্পানির ইনভেস্টর সার্ভিস সেন্টার অথবা তাঁদের অ্যাডভোকেটের উপরোক্ত অফিস থেকে প্রক্সির ফর্ম পাওয়া যাবে।

অত্র আদালত মহামান্য বিচারপতি জি এন রায়কে (অবসরপ্রাপ্ত) এবং তাঁর অনুপস্থিতিতে মহামান্য বিচারপতি সুহাসচন্দ্র সেনকে (অবসরপ্রাপ্ত) আবেদনকারী কোম্পানির সাধারণ শেয়ারহোল্ডারদের উক্ত সভার চেয়ারম্যান হিসাবে নিয়োগ করেছেন।

সংযুক্তিকরণের উপরিবর্ণিত প্রকল্পটি যদি উপরোক্ত সভাতে অনুমোদিত হয়, তবে তা পরবর্তীকালে কলকাতাস্থিত মহামান্য হাইকোর্টের এবং নয়াদিল্লি-স্থিত দিল্লির মহামান্য হাইকোর্টের অনুমোদন সাপেক্ষেই করা হবে।

অত্র তারিখ ৭ ই অক্টোবর, ২০০৪

স্বাঃ জি এন রায়
সভাটির জন্য নিয়োজিত চেয়ারম্যান
উপস্থাপক
খৈতান অ্যান্ড কোং-এর পক্ষে
স্বাঃ (অনিকেত আগরওয়াল)
দরখাস্তকারী পক্ষে অ্যাডভোকেটস
১, বি ওল্ড পোস্ট অফিস স্ট্রীট
কোলকাতা-৭০০ ০০১
ব্যবস্থাপক
স্বাঃ (অঞ্জন কুমার মিত্র)
৬-১০-২০০৪ অ্যাসিস্ট্যান্ট রেজিস্ট্রার
(কোম্পানি) হাইকোর্ট, ও এস
কোলকাতা

2610/1

THE ECONOMIC TIMES KOLKATA
WEDNESDAY 27 OCTOBER 2004

Company Application No. 647 of 2004

In The High Court At Calcutta

Original Jurisdiction

IN THE MATTER OF :
The Companies Act, 1956.

And

IN THE MATTER OF :
An application under Sections 391(1) and 393 of the said Act.

And

IN THE MATTER OF :
ITC Limited, an existing Company within the meaning of the Companies Act, 1956, having its registered office at Virginia House, 37, Jawaharlal Nehru Road, Kolkata 700 071, within the aforesaid jurisdiction.

...Applicant.

NOTICE CONVENING MEETING OF SHAREHOLDERS

NOTICE is hereby given that by an order dated the 29th day of September, 2004, the Hon'ble High Court at Calcutta has directed a meeting to be held of the Ordinary Shareholders of ITC Limited (hereinafter referred to as "the Applicant Company") for the purpose of considering and if thought fit, approving, with or without modification, the proposed Scheme of Amalgamation of ITC Hotels Limited and Ansal Hotels Limited with the Applicant Company.

In pursuance of the said order and as directed therein, further notice is hereby given that a meeting of the Ordinary Shareholders of the Applicant Company will be held at Science City, Main Auditorium, JBS Haldane Avenue, Kolkata 700 046 on Friday, the 19th day of November, 2004 at 10.30 a.m. when the said shareholders are requested to attend.

Copies of the said Scheme of Amalgamation and of the Statement under Section 393 of the Companies Act, 1956 can be had free of charge at the Investor Service Centre of the Applicant Company at 37, Jawaharlal Nehru Road, Kolkata 700 071 or at the office of its Advocates, Messrs. Khaitan & Co. at 1B, Old Post Office Street, Kolkata 700 001.

Person(s) entitled to attend and vote at the meeting, may vote in person or by proxy, provided that the proxies in the prescribed form duly signed by the person(s) are deposited at the Investor Service Centre of the Applicant Company at 37, Jawaharlal Nehru Road, Kolkata 700 071 not later than 48 hours before the meeting.

Forms of Proxy can be had at the Investor Service Centre of the Applicant Company or at the office of its Advocates mentioned above.

The Court has appointed The Hon'ble Justice G. N. Ray (Retd.) and failing him, The Hon'ble Justice Suhas Chandra Sen (Retd.) to be the Chairman of the said meeting of the Ordinary Shareholders of the Applicant Company.

The abovementioned Scheme of Amalgamation if approved at the aforesaid meeting, will be subject to the subsequent approvals of the Hon'ble High Court at Calcutta and the Hon'ble High Court of Delhi at New Delhi.

Dated this 7th day of October, 2004.

Sd/- G. N. RAY
Chairman appointed for the Meeting.

Drawn by :
For Khaitan & Co.,
Sd/- (Aniket Agarwal)
Advocates for Applicant
1B, Old Post Office Street,
Kolkata-700 001.

Settled by :
Sd/- 6.10.04
(Anjan Kumar Mitra)
Assistant Registrar (Company)
High Court, O.S. Calcutta.

ITC Limited
...ru Road, KOLKATA-71